SEARS CANADA INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83

This letter omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with three asterisks (***).

August 23, 2012

Via Federal Express and EDGAR

Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sears Canada Inc.

Amendment No. 2 to Form 20-F

Filed August 1, 2012

Response dated August 3, 2012

File No. 000-54726

Dear Ms. Ransom:

I want to thank you for your comments concerning the above-referenced document, as set forth in your letter dated August 10, 2012 (the “Comment Letter”), and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Canada Inc. (“we,” “us,” “our,” or the “Company”). For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments.

To assist the staff of the Commission (the “Staff”) in reviewing this letter, I will separately deliver to you, by hand, four copies of this letter. If you would like to receive additional copies of any materials, please do not hesitate to contact me. Pursuant to 17 C.F.R. §200.83, I am requesting confidential treatment for certain portions of this letter and the materials being submitted supplementally in response to comment no. 5 of the Comment Letter.

Confidential Treatment Requested by Sears Canada Inc.

The following are our responses to the Comment Letter:

Financial Statements for Fiscal Year Ended January 28, 2012

Notes to the Consolidated Financial Statements, page F-8

Note 2.2 Basis of preparation and presentation, page F-8

1.	We note your response to comment 1 in our letter dated August 3, 2012. We note that paragraph 12 of IFRS 8 contemplates economic similarity over the long-term. We generally interpret that to mean both historical and anticipated future economic similarity. In order to assist us in further evaluating your response and your aggregation of your Retail Stores, Direct and Sears Home Services operating segments into a single reportable segment, please provide the following information:

•

Please describe to us your budgeting process, explain to us your usual budget horizons, and tell us what you are budgeting for each of your operating segments in terms of anticipated future revenues, margins and capital investments over your current budget horizon.

Response.

The Company advises the Staff that the starting point of its budgeting process is a three-year strategic plan on a total Sears Canada basis, which includes high level assumptions about overall revenue growth rates, expected gross margin rate changes, the impact of cost management initiatives, total level of capital investment, working capital and capital structure requirements, and the resulting cash flow to the Company. The strategic plan does not consider capital allocation or business performance of specific operating segments, but serves to establish overall total Sears Canada financial targets. The projected gross margins for the second and third years of the strategic plan are set based on overall total Sears Canada gross margin targets and are not derived based on the anticipated performance of specific operating segments or product categories. Overall gross margins for the Company are not expected to change significantly in the future.

The annual budgeting process begins several months prior to the start of the next fiscal year and concludes at the end of the current fiscal year, with total Sears Canada targets for revenue, gross margin and operating expenses established based on the three-year strategic plan.

The budgeting process begins with the development of total Sears Canada merchandise sales plans by category, prepared by the merchant groups (i.e., women’s apparel, men’s wear, major appliances, etc.). Once the total merchandise sales have been aligned to the three-year strategic plan, the merchandise sales are then allocated by sales channel across the relevant business formats (full-line stores, home stores, outlet stores, hometown dealer stores, internet and catalogue agent). The allocation by selling format is performed centrally by the merchant groups. Merchandise categories that have attached service revenue, such as extended warranties, installation and product repair services, form the starting point for the Sears Home Services budgeting process.

Once revenue plans have been finalized at the Sears Canada level, gross margin plans are constructed based primarily on historical gross margin rates by merchandise category. The estimated impact on gross margin of changes in pricing, assortments and competitive strategies are layered into the budget and aligned with the three-year strategic plan.

Upon completion of gross margin plans by category, Selling, General & Administrative (“SG&A”) expense plans are determined beginning with the total for Sears Canada, which is then allocated to sales channels and operating units based on historical rates, adjusted for known cost savings or spending initiatives.

Capital expenditure plans are set as part of the three-year strategic plan, and further refined as part of the annual budgeting process based on strategic priorities primarily related to generating returns for the merchandising categories of the Company, subject to available funding after setting aside capital for betterments impacting associate and public safety. The capital expenditure plans are not set by allocating a specific amount of capital to any operating segment.

The balance sheet budget, as well as cash flows from operating, investing and financing activities, are then established based on the above. These plans are maintained at the total Sears Canada level and not allocated to categories or formats.

Upon completion of the above, adjustments are then made for specific corporate initiatives, such as the previously disclosed Sears Canada Transformation, to ensure the plans reflect the return expectations from marketing, capital and real estate strategies for the fiscal year.

The relative budgeted revenue, gross margin and capital investment for the Company’s operating segments for the current year (Fiscal 2012) are not expected to be significantly different from the prior year.

Confidential Treatment Requested by Sears Canada Inc.

	Revenue ($MM)			Gross Margin Rates			Direct CAPEX ($MM)
	2010*	2011*	2012	2010*	2011*	2012	2010	2011	2012
Retail Stores	***	***	***	***	***	***	***	***	***
Direct (Unadjusted)	***	***	***	***	***	***	***	***	***
Sears Home Services	***	***	***	***	***	***	***	***	***

* Refer to the back of pages 32, 37 and 43 of the IFRS P&L package in the CODM report for the 2010 and 2011 segment revenue and gross margin rates.

•	Please describe the components of your capital expenditures for each operating segment and how you make capital allocation decisions between these segments.

Response.

Capital expenditures for the Company fall into the following categories:

-	building and leasehold improvements;

-	equipment, furniture and fixtures; and

-	information technology.

Capital expenditures directly related to the operating segments are comprised primarily of expenditures in the Retail Stores segment on store refreshes/retrofits, brand enhancements, building upkeep, and signage and displays. Sears Home Services includes spending on technology enhancements. Direct spending primarily relates to sears.ca website enhancement and redesign.

Capital allocation decisions are not made between the segments. Instead, capital is allocated to projects meeting a set hurdle rate of return and strategic priorities. Capital expenditures on projects often overlap across the Retail Stores, Direct and Sears Home Services segments.

•

Please explain to us in more detail the differences in product mix in each of your segments and why you believe an adjustment for product mix is appropriate. In this regard, it would appear that differences in product mix would be a relevant factor in assessing economic dissimilarity between operating segments.

Response.

The Company acknowledges that there are currently differences in product mix between the Retail Stores and Direct segments. The primary area of difference is a higher proportion of major appliance sales in Retail Stores (***% of sales) relative to Direct (***% of sales), and major appliances have gross margin rates that are on average between ***-***% lower than the rest of the product portfolio. Merchandising, product procurement and assortment selections for these segments are managed centrally by the same buying teams as part of a singular merchandising strategy for each individual category. Customers often perform their product research on the internet, and then go to the Retail Store to purchase the product, resulting in sales in the Retail Stores segment, which would not have been possible without the sears.ca website. For the above reasons, the Company believes a product mix adjustment is relevant when comparing the economic similarity of the segments from a gross margin rate perspective. The Company advises the Staff that the Sears Home Services segment does not require a gross margin adjustment related to product mix for comparability purposes, and margins are not expected to change significantly in Sears Home Services in the future.

•

Please tell us whether you expect that the product mix will normalize over time such that the product mix adjustment will decrease or disappear. If so, please tell us when you expect this normalization will occur and the factors you believe would contribute to such normalization.

Response.

The Company expects the product mix variability to normalize and the product mix adjustment, which was a 4% reduction in Direct in 2011 and a 3% reduction in Direct in 2010, to decrease over the next three years as the Retail Stores and internet promotions continue to become more directly aligned, and customer acceptance of buying the full range of product offerings over the internet accelerates. As the gross margins for major appliances are lower than other categories, the Company expects gross margins in Direct to decline over the next three years as well as the product mix normalizes between Direct and Retail Stores. Currently, customers perform much of their product research for big ticket purchases on the internet before buying in Retail Stores. The Company believes that customer behavior will continue to migrate to buying the full range of products through the Direct segment in the same relative proportion as in Retail Stores. This is supported by independent research performed by Barclays Capital, “Internet Data Book January 2011”, which suggests that from 2012 through 2015 online sales of Major Appliances and Home Improvement products is expected to grow by between 12% and 14% per year, a significantly higher rate than the growth expectations within Retail Stores.

Confidential Treatment Requested by Sears Canada Inc.

•

Please tell us whether there are any differences in customer demographics between the Retail Stores and Direct operating segments. If so, please tell us whether there is any impact on product mix, margins, or future growth prospects due to customer demographics.

Response.

The Company advises the Staff that, as presented in the table below for the calendar year 2011, there are no significant differences in customer demographics between the Retail Stores and Direct segments, with the exception of gender, where female customers comprise an estimated ***% in Direct and ***% in Retail Stores. The Company does not consider that difference to have a significant impact on product mix, margins or future growth prospects. Variation by the proportion of sales by age segmentation is within 4% for each age range between the Retail Stores and Direct segments. There are no significant differences from a regional perspective.

	% Breakdown of Customers	In-store Customer %		Total Direct %		Variance %
Age	17 or younger	***	%	***	%	***	%
	18 – 24	***	%	***	%	***	%
	25 – 34	***	%	***	%	***	%
	35 – 49	***	%	***	%	***	%
	50 – 69	***	%	***	%	***	%
	70+	***	%	***	%	***	%

		100%		100%

Gender	Female	***	%	***	%	***	%
	Male	***	%	***	%	***	%

		100%		100%

Province	British Columbia	***	%	***	%	***	%
	Alberta	***	%	***	%	***	%
	Saskatchewan	***	%	***	%	***	%
	Manitoba	***	%	***	%	***	%
	Ontario	***	%	***	%	***	%
	Quebec	***	%	***	%	***	%
	New Brunswick	***	%	***	%	***	%
	Nova Scotia	***	%	***	%	***	%
	Prince Edward Island	***	%	***	%	***	%
	Newfoundland-Labrador	***	%	***	%	***	%
	Territories	***	%	***	%	***	%

		100%		100%

Source: Company Analysis

We may have further comment after reviewing your response.

Confidential Treatment Requested by Sears Canada Inc.

2.	Please explain the reasons for the remaining differences in the gross margins of your Retail Stores and Direct operating segments after making the product mix and clearance adjustments. In your response, please address any differences in cost structures between the Retail Stores and Direct segments. As examples only, and not as an inclusive list, please tell us whether there are differences in facilities costs (including leasing costs), labor costs, or other costs between your operating segments.

Response.

The Company advises the Staff that the remaining differences in gross margins, as presented below, between the Retail Stores and Direct segments are primarily attributable to minor variations in pricing between the segments.

	2009		2010		2011		2012 Budget
Retail Stores	***	%	***	%	***	%	***	%
Direct (adjusted)	***	%	***	%	***	%	***	%

Variance	***	%	***	%	***	%	***	%

As a result of catalogue prices being established for a set period of time, there are circumstances where similar products may be available at a lower price with a corresponding lower gross margin in the Retail Stores segment. The Company believes that, while the majority of the Direct and Retail Stores segments share an identical pricing strategy, the areas where there are pricing differences account for the remaining margin variability. The Company believes that this variability will continue to narrow over the next three years as the Retail Stores and internet promotions become more directly aligned, and customer acceptance of buying the full range of product offerings over the internet accelerates. In addition, the Company is in the process of executing a project that aims to have all stock-keeping unit’s available across all formats at the same prices. The Company further believes that the areas of pricing overlap are far greater than areas of pricing difference, and as such the segments share economic similarity.

The Company advises the Staff that the components of cost of sales in the Retail Stores, Direct and Sears Home Services segments are similar and are comprised of the purchase price of merchandise sold, freight and handling costs incurred in preparing the related inventory for sale, installation costs incurred relating to the sale of goods subject to installation, costs of services provided during the period relating to services sold, less rebates from suppliers relating to merchandise sold, write-downs taken on inventory during the period and physical inventory adjustments. Facilities costs, including leasing costs, and the majority of labor costs are not included in cost of sales, but are included in SG&A expenses below gross margin. The Retail Stores, Direct and Sears Home Services segments have, and will continue to have, similar levels of investment in operating expenses. In Fiscal 2012, the Company’s planned investment in operating expenses as a percentage of revenue is 26%, 30% and 28% for the Retail Stores, Direct and Sears Home Services segments, respectively.

Confidential Treatment Requested by Sears Canada Inc.

3.	Please explain what effect the independent operation of the majority of your catalogue merchandise pick-up locations under independent local ownership has on the economic similarity of your Direct operating segment to your Retail Stores and Sears Home Services operating segments, if any.

Response.

The Company advises the Staff that the catalogue merchandise pick-up locations are considered an extension of the Company’s logistics network with the sole purpose of making products available to customers in rural areas. These locations are not authorized to make independent operational decisions, such as determining product assortments, setting prices or offering discounts. As such, they do not have an effect on the economic similarity of the Direct and Retail Stores operating segments.

4.	Notwithstanding its quantitative significance, please explain in more detail why your Sears Home Services operating segment is economically similar to your Retail Stores and Direct operating segments.

Response.

The Company advises the Staff that the gross margin rates are impacted as a result of the high degree of integration among the segments. Products with embedded warranties (not extended warranties which are recorded in Sears Home Services) sold within Retail Stores and Direct have the warranty revenue embedded within the selling price of the product, which is earned in the selling segment. The cost to service warranty repairs on those products is incurred within the Sears Home Services segment, resulting in lower average gross margins within Sears Home Services. When adjusted for the cost to service warranty repairs, the Sears Home Services gross margin for Fiscal 2011 is ***% versus the unadjusted gross margin of ***% (Fiscal 2010: *** versus ***%). The gross margins for the Retail Stores and Direct segments do not require a similar offsetting adjustment as the associated revenue is relatively insignificant relative to total revenue in those segments.

Notwithstanding the economic similarities described above, Sears Home Services is also highly integrated with the Retail Stores and Direct segments in terms of product sales and customers, with a significant portion of Sears Home Services revenue being directly related to purchases made in the other segments, such as product installation and extended warranty offers. In addition, the Sears Home Services segment supports sales made through the Direct and Retail Store formats through the provision of warranty services and repair services for products sold in the Direct and Retail Store formats. As a result of the Company’s integrated marketing approach with customers across all segments, many of the same customers are cross-segment shopping with approximately 70% of total sales within Sears Home Services being made on Sears Card/Sears Mastercard, representing the Company’s most loyal and repeat customers across all segments.

Confidential Treatment Requested by Sears Canada Inc.

5.	Please provide us with representative copies of the reports the Chief Operating Decision Maker of Sears Canada, Inc. receives and uses in allocating resources and assessing performance. Please also provide us with representative copies of the reports provided to your Board of Directors.

Response.

In response to the Staff’s comment, the Company is supplementally providing copies of representative Chief Operating Decision Maker (the “CODM”) reports and representative reports provided to its board of directors (the “Board of Directors”) as at the end of Fiscal 2011. The Company is providing these reports separately as supplemental submissions pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”) (and Rule 418(b) under the Securities Act of 1933, as amended (“Rule 418(b)”), to the extent applicable). In accordance with Rule 12b-4 and Rule 418(b), the Company requests that the materials be returned to it following completion of the Staff’s review and requests confidential treatment of those materials pursuant to 17 C.F.R. §200.83.

The Company advises the Staff that the information presented in the CODM reports is representative of typical reporting in a “matrix” type of organization in that it presents information by both product category (i.e., Major Appliances, Woman’s Apparel, Home Décor, etc.) as well as by selling format. Paragraph 10 and BC27 of IFRS 8 contemplates the situation where the CODM may review the operating results of both components, and provides guidance that the Company shall determine which set of components constitutes the operating segments by reference to the “core principle”. The core principle is to enable users of the Company’s financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which the Company operates. The Company believes that the most useful and relevant information to the users of its financial statements comprises the operating segments selected by the Company, which are economically similar and therefore aggregated, rather than by product category. This evaluation is also consistent with segment reporting of other large retail reporting issuers. As supplemental information, the Company does provide a breakdown of revenue by major product category.

The current CODM, who has been with the Company for approximately one year, reviews the reports contained in Appendix A in his evaluation of business results and capital allocation decisions. The information contained in this report is similar to the information previously provided to the former CODM. The primary pages of focus for the CODM include the executive summary presentation, the “Total P&L by Channel” page, and the full Sears Canada income statement page, which are part of Appendix A. Appendix B comprises the back-up and support materials reviewed by other business leaders, which are not regularly reviewed by the CODM; although, they are included in the binder provided to the CODM. The CODM reporting package is also provided to 27 other business leaders within the Company and, therefore, contains a relatively high level of detail. The Company notes that as the CODM is new to the Company, the information in Appendix B is also provided to him for reference but is not reviewed regularly. As such, the additional information contained in the CODM reporting package is primarily informational in nature and is made available to assist the CODM’s process of learning and understanding the business and is not expected to continue on a permanent basis. The CODM reports will continue to evolve and the Company continues to evaluate whether the CODM will continue to receive the full reporting package. The Company further advises the Staff that many of the reports contained in Appendix B of the CODM reporting package are newly created reports, which are subject to change and may not be indicative of reports provided to the CODM in the future.

The Company advises the Staff that Appendix C contains a representative copy of financial information reviewed by the Board of Directors, along with a sample agenda from a prior meeting. The purpose of the financial information is to provide the Board of Directors an opportunity to review the material presented to the Company’s audit committee. The Board of Directors does not receive the CODM reporting package.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (416) 941-3023.

Very truly yours,

/s/ Sharon R. Driscoll
Sharon R. Driscoll

Confidential Treatment Requested by Sears Canada Inc.

cc:	Dietrich King

Charles Lee

James Allegretto

Sondra Snyder

(Securities and Exchange Commission)

Klaudio Leshnjani

(Sears Canada Inc.)

Patricia A. Koval

Mile T. Kurta

David A. Seville

(Torys LLP)

Tony Grnak

(Deloitte & Touche LLP)

Confidential Treatment Requested by Sears Canada Inc.